Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS DECEMBER 31, 2023

Gurugram, India and New York February 14, 2024— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2023.

“We are proud to report strong December quarter results. Yatra’s Air Passenger segment recorded a robust 26% year-over-year growth, nearly tripling the industry benchmark of 9%. This reflects our strong brand recognition and our successful strategies in capturing market share.

For the quarter ended on December 31, 2023, we reported revenue of INR 1112.0 million (USD 13.4 million), marking a substantial increase of 23.2% over the last year. Our adjusted margin from air ticketing rose to USD 13.4 million, a 10.2% year-over-year growth. Furthermore, our Adjusted EBITDA saw a significant improvement of 23.7% YoY, reaching INR 44.5 million (USD 0.5 million).

We further fortified our market leadership in the Corporate travel sector by signing 26 new corporate customer accounts in the December quarter in our Corporate business with an annual billing potential of INR 2,237 million (~USD 27 million) underlining the capabilities of our Corporate Travel SaaS platform.

In alignment with our commitment to shareholder returns, we are also pleased to report the repurchase of approximately 280,000 shares as of December 31, 2023 under the share repurchase program authorized by our Board and we continue to be active on the buyback front in the current quarter. This move underlines our confidence in Yatra’s promising future and our unwavering dedication to maximizing shareholder value.

As we steer through the dynamic market landscape, we stay resolutely committed to seizing growth opportunities and ensuring the continued upward trajectory of Yatra.” - Dhruv Shringi, Co-founder and CEO

Financial and operating highlights for the three months ended December 31, 2023:

●	Revenue of INR 1,112.0 million (USD 13.4 million), representing an increase of 23.2% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,114.4million (USD 13.4 million), representing an increase of 10.2% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 264.1 million (USD 3.2 million), representing an increase of 3.9% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 18,631.8 million (USD 224.0 million), representing an increase of 17.9% YoY.
●	Loss for the period was INR 39.5 million (USD 0.5 million) versus a loss of INR 217.5 million (USD 2.6 million) for the three months ended December 31, 2022, reflecting a decrease in loss by INR 178.1 million (USD 2.1 million) YoY.
●	Result from operations were a loss of INR 58.2 million (USD 0.7 million) versus a loss of INR 63.0 million (USD 0.8 million) for the three months ended December 31, 2022, reflecting a decrease in loss by INR 4.8 million (USD 0.1 million) YoY.
●	Adjusted EBITDA(2) Profit was INR 44.5 million (USD 0.5 million) reflecting an increase by 23.7% YOY.

	Three months ended December 31,
	2022	2023	2023	YoY Change
	Unaudited	Unaudited	Unaudited
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	902,572	1,112,047	13,368	23.2%
Results from operations	(63,029)	(58,213)	(698)	7.6%
Loss for the period	(217,529)	(39,457)	(473)	81.9%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	1,011,065	1,114,395	13,396	10.2%
Adjusted Margin - Hotels and Packages	254,181	264,129	3,175	3.9%
Adjusted Margin - Other Services	47,070	69,938	841	48.6%
Others (Including Other Income)	176,356	180,593	2,171	2.4%
Adjusted EBITDA (2)	35,964	44,493	535	23.7%
Operating Metrics
Gross Bookings (3)	15,803,918	18,631,771	223,966	17.9%
Air Ticketing	13,247,885	16,096,263	193,488	21.5%
Hotels and Packages	1,918,879	1,992,602	23,952	3.8%
Other Services (6)	637,154	542,906	6,526	(14.8)%
Adjusted Margin %*(4)
Air Ticketing	7.6%	6.9%
Hotels and Packages	13.2%	13.3%
Other Services	7.4%	12.9%
Quantitative details (5)
Air Passengers Booked	1,320	1,659		25.7%
Stand-alone Hotel Room Nights Booked	398	362		(9.0)%
Packages Passengers Travelled	6	7		11.1%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of December 31, 2023, 64,368,762  ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2023, the unaudited interim condensed consolidated statement of financial position as at December 31, 2023, the unaudited interim condensed consolidated statement of cash flows for the nine months ended December 31, 2023 and discussion of the results of the three months ended December 31, 2023 compared with three months ended December 31, 2022, were converted into U.S. dollars at the exchange rate of 83.19 INR per USD, which is based on the noon buying rate as at December 31, 2023, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Results of Three Months Ended December 31, 2023

Revenue. We generated Revenue of INR 1,112.0 million (USD 13.4 million) in the three months ended December 31, 2023, an increase of 23.2% compared with INR 902.6 million (USD 10.8 million) in three months ended December 31, 2022.

The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022, and an accrual of threshold bonus for Global Distribution System (“GDS”) contracts and an accrual of income from IT services comprising software development and related services in the three months ended December 31, 2023.

Service cost. Our Service cost increased to INR 273.6 million (USD 3.3 million) in the three months ended December 31, 2023, compared to Service cost of INR 200.0 million (USD 2.4 million) in the three months ended December 31, 2022, primarily due to higher package sales in the three months ended December 31, 2023 on account of recovery in consumer travel markets and an accrual of cost against the IT services comprising software development and related services.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	350,065	415,464	383,796	449,576	39,420	77,752
Customer promotional expenses	661,000	698,931	70,420	75,987	7,650	4,380
Service cost	-	-	(200,035)	(261,434)		(12,194)
Adjusted Margin	1,011,065	1,114,395	254,181	264,129	47,070	69,938

Air Ticketing. Revenue from our Air Ticketing business was INR 415.5 million (USD 5.0 million) in the three months ended December 31, 2023 as compared to INR 350.1 million (USD 4.2 million) in the three months ended December 31, 2022, reflecting an increase of 18.7%.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,114.4 million (USD 13.4 million) in the three months ended December 31, 2023, as compared to INR 1,011.1 million (USD 12.2 million) in the three months ended December 31, 2022. In the three months ended December 31, 2023, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 698.9 million (USD 8.4 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 661.0 million (USD 7.9 million) in the three months ended December 31, 2022 The increase in Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 21.5% primarily driven by a 25.7% increase in the number of air ticketing flight segments year over year, primarily due to the sustained elevated travel demand in India in the quarter ended December 31, 2023 as compared to the quarter ended December 31, 2022. Further, our Adjusted Margin %(1) – Air ticketing decreased marginally to 6.9% in the quarter ended December 31, 2023 as compared to 7.6% in the quarter ended December 31, 2022.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 449.6 million (USD 5.4 million) in the three months ended December 31, 2023, as compared to INR 383.8 million (USD 4.6 million) in the three months ended December 31, 2022, reflecting an increase of 17.1%.

Adjusted Margin (1) for this segment increased by 3.9% to INR 264.1 million (USD 3.2 million) in the three months ended December 31, 2023 from INR 254.2 million (USD 3.1 million) in the three months ended December 31, 2022. In the three months ended December 31, 2023, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 76.0 million (USD 0.9 million) against an add-back of INR 70.4 million (USD 0.8 million) in the three months ended December 31, 2022. The increase in Revenue and Adjusted Margin in the three months ended December 31, 2023 is on account of increase in gross bookings by 3% due to higher yield which grew because of higher mix of corporate business.

Other Services. Our Revenue from Other Services was INR 77.8 million (USD 0.9 million) in the three months ended December 31, 2023, an increase from INR 39.4 million (USD 0.5 million) in the three months ended December 31, 2022.

Adjusted Margin for this segment increased by 48.6% to INR 69.9 million (USD 0.8 million) in the three months ended December 31, 2023, from INR 47.1 million (USD 0.6 million) in the three months ended December 31, 2022. In the three months ended December 31, 2023, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 4.4 million (USD 0.1 million) against an add-back of INR 7.7 million (USD 0.1 million) in the three months ended December 31, 2022 pursuant to IFRS 15. This increase in Adjusted Margin is primarily due to an increase in revenue from our B2C other services and accrual of income from IT services.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our  Other Revenue was INR 169.3 million (USD 2.0 million) in the three months ended December 31, 2023, an increase from INR 129.3 million (USD 1.6 million) in the three months ended December 31, 2022 due to an increase in advertising revenue.

Other Income. Our Other Income decreased to INR 11.3 million (USD 0.1 million) in the three months ended December 31, 2023 from INR 47.1 million (USD 0.6 million) in the three months ended December 31, 2022 due to due to decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 7.4% to INR 334.4 million (USD 4.0 million) in the three months ended December 31, 2023 from INR 311.6 million (USD 3.7 million) in the three months ended December 31, 2022. Excluding employee share-based compensation costs of INR 55.8 million (USD 0.7 million) in the three months ended December 31, 2023, compared to INR 54.5 million (USD 0.7 million) in the three months ended December 31, 2022, personnel expenses increased by 8.4% in the three months ended December 31, 2023 due to the impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 27.4% to INR 104.3 million (USD 1.3 million) in the three months ended December 31, 2023 from INR 81.8 million (USD 1.0 million) in the three months ended December 31, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 883.6 million (USD 10.6 million) in the three months ended December 31, 2023 against INR 820.9 million (USD 9.9 million) in the three months ended December 31, 2022, increased by 7.6% on a YoY.

Other Operating Expenses. Other operating expenses increased by 12.7% to INR 422.3 million (USD 5.1 million) in the three months ended December 31, 2023 from INR 374.8 million (USD 4.5 million) in the three months ended December 31, 2022, primarily due to increase in in commission, legal and professional charges, payment gateway charges, communication, insurance, which is partially offset by decrease in provision for doubtful receivables, rates and taxes and insurance cost.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 5.5% to INR 46.9 million (USD 0.6 million) in the three months ended December 31, 2023 from INR 44.4 million (USD 0.5 million) in the three months ended December 31, 2022 primarily due to an increase in amortization, which is partially offset by assets fully amortized/depreciated in previous period in the three months ended December 31, 2023.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 58.2 million (USD 0.7 million) in the three months ended December 31, 2023. Our loss for the three months ended December 31, 2022 was INR 63.0 million (USD 0.8 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 2.4 million (USD 0.1 million) for three months ended December 31, 2023 as compared to a loss of INR 8.5 million (USD 0.1 million) for three months ended December 31, 2022.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 86.8 million (USD 1.0 million) in the three months ended December 31, 2023 from INR 4.7 million (USD 0.1 million) in the three months ended December 31, 2022. This was primarily due to an increase in interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 56.0 million (USD 0.7 million) in the three months ended December 31, 2023 which includes interest on the lease liability of INR 7.8 million (USD 0.1 million) decreased by INR 73.6 million (USD 0.9 million) from finance cost of INR 142.6 million (USD 1.7 million) in the three months ended December 31, 2022, which includes interest on the lease liability of INR 8.7 million (USD 0.1 million). The decrease was due to decrease in interest on borrowings and decrease in borrowings facilities which includes invoice discounting/working capital facilities and non-convertible debenture.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the initial public offering of Yatra Online Limited, our Indian subsidiary (“Indian IPO”),. During the three month ended December 31, 2023, the Company has incurred INR Nil (USD Nil) compared to an expense of INR 3.2 million (USD 0.1 million) during the three months ended December 31, 2022 is charged to the profit and loss.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2023 was INR 12.0 million (USD 0.1 million) compared to INR 13.4 million (USD 0.2 million) during the three months ended December 31, 2022.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2023 was INR 39.5 million (USD 0.5 million) as compared to a loss of INR 217.5 million (USD 2.6 million) in the three months ended December 31, 2022. Excluding the employee share based compensation costs and listing and related expenses, the Adjusted Profit(1) would have been INR 16.4 million (USD 0.2 million) for the three months ended December 31, 2023 against an Adjusted loss(1) of INR 159.7 million (USD 1.9 million) for the three months ended December 31, 2022.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) increased to INR 44.5 million (USD 0.5 million) in the three months ended December 31, 2023 from an Adjusted EBITDA Profit(1) of INR 36.0 million (USD 0.4 million) in the three months ended December 31, 2022.

Basic Loss per Share. Basic Loss per Share was INR 0.45 (USD 0.01) in the three months ended December 31, 2023 as compared to Basic Loss per share of INR 3.44 (USD 0.04) in the three months ended December 31, 2022. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Basic Earnings per Share(1) would have been INR 0.13 (USD 0.01) in the three months ended December 31, 2023, as compared to Adjusted Basic Loss per share of INR 2.53 (USD 0.03) in the three months ended December 31, 2022.

Diluted Loss per Share. Diluted Loss per Share was INR 0.45 (USD 0.01) in the three months ended December 31, 2023 as compared to Diluted Loss per share of INR 3.44 (USD 0.04) in the three months ended December 31, 2022. After excluding the employee share-based compensation costs and listing and related expenses, Adjusted Diluted Loss per Share(1) would have been INR 0.13 (USD 0.01) in the three months ended December 31, 2023 as compared to Adjusted Diluted Earnings of INR 2.53 (USD 0.03) in the three months ended September 30, 2022.

Liquidity. As of December 31, 2023, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 5,052.3 million (USD 60.7 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended December 31, 2023 beginning at 8:00 AM Eastern Daylight Time (or 6:30 PM India Standard Time) on February 14, 2024. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 951150 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/967061181.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture and listing and related expenses. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.
●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the Indian IPO process.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, listing and related expenses, impairment of loan to joint venture and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Loss for the period as per IFRS	(217,529)	(39,457)	(295,715)	(336,262)
Employee share-based compensation costs	54,544	55,829	125,565	177,499
Depreciation and amortization	44,449	46,877	146,539	143,377
Impairment of loan to joint venture	-	-	1,000	-
Finance income	(4,709)	(86,779)	(15,801)	(102,741)
Finance costs	142,569	56,050	224,483	223,406
Listing and related expenses	3,249	-	20,183	54,238
Tax expense	13,391	11,973	30,971	35,269
Adjusted EBITDA	35,964	44,493	237,225	194,786

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Results from operations (as per IFRS)	(63,029)	(58,213)	(35,879)	(126,090)
Employee share-based compensation costs	54,544	55,829	125,565	177,499
Impairment of loan to joint venture	-	-	1,000	-
Adjusted Results from Operations	(8,485)	(2,384)	90,686	51,409

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Profit/(Loss) for the period (as per IFRS)	(217,529)	(39,457)	(295,715)	(336,262)
Employee share-based compensation costs	54,544	55,829	125,565	177,499
Impairment of loan to joint venture	-	-	1,000	-
Listing and related expenses	3,249	-	20,183	54,238
Adjusted Profit/(Loss) for the period	(159,736)	16,372	(148,967)	(104,525)

	Three months ended		Nine months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Basic Earnings/(Loss) per share (as per IFRS)	(3.44)	(0.45)	(4.71)	(5.06)
Employee share-based compensation costs	0.86	0.58	1.98	1.89
Impairment of loan to joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.32	0.55
Adjusted Basic Earnings/(Loss) Per Share	(2.53)	0.13	(2.39)	(2.62)

	Three months ended		Nine months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
Diluted Earnings/(Loss) per share (as per IFRS)	(3.44)	(0.45)	(4.71)	(5.06)
Employee share-based compensation costs	0.86	0.58	1.98	1.89
Impairment of loan to joint venture	-	-	0.02	-
Listing and related expenses	0.05	-	0.32	0.55
Adjusted Diluted Earnings/(Loss) Per Share	(2.53)	0.13	(2.39)	(2.62)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023
Revenue as per IFRS - Rendering of services	350,065	415,464	383,796	449,576	39,420	77,752
Customer promotional expenses	661,000	698,931	70,420	75,987	7,650	4,380
Service cost	-	-	(200,035)	(261,434)		(12,194)
Adjusted Margin	1,011,065	1,114,395	254,181	264,129	47,070	69,938

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Nine Months ended December 31,
Amount in INR thousands	2022	2023	2022	2023	2022	2023
Revenue	1,154,354	1,296,794	1,041,779	1,267,951	121,546	149,929
Add: Customer promotional expenses	1,721,333	1,994,909	196,659	228,649	18,014	14,492
Service cost	-	-	(440,896)	(646,579)		(12,194)
Adjusted Revenue	2,875,687	3,291,703	797,542	850,021	139,560	152,227

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market, statements concerning management’s beliefs as well as our strategic and operational plans; the anticipated benefits of the Indian IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; expected buyback activity with respect to our share repurchase program; and our future financial performance. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia and the evolving events in Israel, Gaza and the Middle East), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with approximately 800 large corporate customers and approximately 50,000 registered SME customers and the third largest online travel company (OTC) in India among key OTA players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 105,600 hotels in approximately 1,490 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report).

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc./

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2023
(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2022	2023		2022	2023
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	773,281	942,792	11,333	2,317,680	2,714,673	32,632
Other revenue	129,291	169,255	2,035	315,315	450,764	5,418
Total revenue	902,572	1,112,047	13,368	2,632,995	3,165,437	38,050
Other income	47,065	11,338	136	130,183	52,931	636

Service cost	200,035	273,628	3,289	440,896	658,773	7,919
Personnel expenses	311,578	334,536	4,021	869,033	996,617	11,980
Marketing and sales promotion expenses	81,843	104,276	1,253	194,035	358,604	4,311
Other operating expenses	374,761	422,281	5,076	1,147,554	1,187,087	14,270
Depreciation and amortization	44,449	46,877	563	146,539	143,377	1,723
Impairment of loan to Joint venture	-	-	-	1,000	-	-
Results from operations	(63,029)	(58,213)	(698)	(35,879)	(126,090)	(1,517)

Finance income	4,709	86,779	1,043	15,801	102,741	1,235
Finance costs	(142,569)	(56,050)	(674)	(224,483)	(223,406)	(2,685)
Listing and related expenses	(3,249)	0	-	(20,183)	(54,238)	(652)
Loss before taxes	(204,138)	(27,484)	(329)	(264,744)	(300,993)	(3,619)
Tax expense	(13,391)	(11,973)	(144)	(30,971)	(35,269)	(424)
Loss for the period	(217,529)	(39,457)	(473)	(295,715)	(336,262)	(4,043)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(1,026)	(2,033)	(24)	(10,798)	(3,004)	(35)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	17,661	(460)	(6)	(5,539)	(14,627)	(175)
Other comprehensive loss for the period, net of tax	16,635	(2,493)	(30)	(16,337)	(17,631)	(210)
Total comprehensive loss for the period, net of tax	(200,894)	(41,950)	(503)	(312,052)	(353,893)	(4,253)

Loss attributable to :
Owners of the Parent Company	(216,425)	(28,500)	(341)	(295,522)	(322,688)	(3,880)
Non-Controlling interest	(1,104)	(10,957)	(132)	(193)	(13,574)	(163)
Loss for the period	(217,529)	(39,457)	(473)	(295,715)	(336,262)	(4,043)

Total comprehensive loss attributable to :
Owners of the Parent Company	(199,786)	(30,270)	(363)	(311,711)	(339,268)	(4,077)
Non-Controlling interest	(1,108)	(11,680)	(140)	(341)	(14,625)	(176)
Total comprehensive loss for the period	(200,894)	(41,950)	(503)	(312,052)	(353,893)	(4,253)

Loss per share
Basic	(3.44)	(0.45)	(0.01)	(4.71)	(5.06)	(0.06)
Diluted	(3.44)	(0.45)	(0.01)	(4.71)	(5.06)	(0.06)

Weighted average no. of shares
Basic	62,972,047	64,009,472	64,009,472	62,795,073	63,713,217	63,713,217
Diluted	62,972,047	64,009,472	64,009,472	62,795,073	63,713,217	63,713,217

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2023
(Amounts in thousands, except per share data and number of shares)

	March 31, 2023	December 31, 2023	December 31, 2023
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	45,843	48,953	588
Right-of-use assets	200,760	161,752	1,944
Intangible assets and goodwill	778,963	860,148	10,340
Prepayments and other assets	1,177	934	11
Other financial assets	49,864	25,150	302
Term deposits	6,158	11,137	134
Other non financial assets	195,491	199,245	2,395
Deferred tax asset	11,086	10,803	130
Total non-current assets	1,289,342	1,318,122	15,844

Current assets
Inventories	76	54	1
Trade and other receivables	3,061,210	4,128,627	49,629
Prepayments and other assets	951,924	1,705,008	20,495
Income tax recoverable	308,716	393,509	4,730
Other financial assets	68,997	130,646	1,570
Term deposits	581,217	3,414,772	41,048
Cash and cash equivalents	503,601	1,626,370	19,550
Total current assets	5,475,741	11,398,986	137,023

Total assets	6,765,083	12,171,108	152,867

Equity and liabilities
Equity
Share capital	850	856	10
Share premium	20,388,799	20,488,014	246,280
Treasury shares	(11,219)	(47,936)	(576)
Other capital reserve	281,394	351,605	4,227
Accumulated deficit	(19,921,095)	(15,054,581)	(180,966)
Foreign currency translation reserve	(31,034)	(45,661)	(549)
Total equity attributable to equity holders of the Company	707,695	5,692,297	68,426
Total Non-controlling interest	11,624	2,224,077	26,735
Total equity	719,319	7,916,374	95,161

Non-current liabilities
Borrowings	19,274	207,792	2,498
Deferred tax liability	7,150	5,261	63
Employee benefits	40,747	45,225	544
Lease liability	203,393	164,856	1,982
Total non-current liabilities	270,564	423,134	5,087

Current liabilities
Borrowings	2,333,378	643,884	7,740
Trade and other payables	2,176,353	2,433,322	29,250
Employee benefits	56,020	46,505	559
Deferred revenue	45,721	4,393	53
Income taxes payable	31,850	36,707	441
Lease liability	47,835	50,702	609
Other financial liabilities	417,014	422,085	5,074
Other current liabilities	667,029	740,002	8,893
Total current liabilities	5,775,200	4,377,600	52,619
Total liabilities	6,045,764	4,800,734	57,706
Total equity and liabilities	6,765,083	12,717,108	152,867

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2023
(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2023	850	20,388,799	(11,219)	(19,921,095)	281,394	(31,034)	707,695	11,624	719,319

Loss for the period				(322,688)			(322,688)	(13,574)	(336,262)

Other comprehensive loss
Foreign currency translation differences				-		(14,627)	(14,627)	-	(14,627)
Re-measurement gain on defined benefit plan				(1,951)		-	(1,951)	(1,053)	(3,004)
Total other comprehensive loss	-	-	-	(1,951)	-	(14,627)	(16,578)	(1,053)	(17,631)

Total comprehensive loss	-	-	-	(324,639)	-	(14,627)	(339,266)	(14,627)	(353,893)

Share based payments	-	-	-	8,094	169,432	-	177,526	-	177,526
Exercise of options	6	99,215	-	-	(99,221)	-	-	-	-
Own shares repurchase			(36,717)				(36,717)		(36,717)
Change in non-controlling interest	-	-	-	5,183,059	-	-	5,183,059	2,227,080	7,410,139

Total contribution by owners	6	99,215	(36,717)	5,191,153	70,211	-	5,323,868	2,227,080	7,550,948

Balance as at December 31, 2023	856	20,488,014	(47,936)	(15,054,581)	351,605	(45,661)	5,692,297	2,224,077	7,916,374

* Pursuant to fresh issue of shares by Indian subsidiary and sale of shares of Indian subsidiary by THCL as part of the Indian IPO, non-controlling interest share has increased from 1.41% to 35.54%. The Company has opted to allocate the transaction cost incurred to non-controlling interest, in accordance with IFRS 10.

Yatra Online, Inc.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2023
(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2022	2023	2023
	INR	INR	USD

Profit/(Loss) before tax	(264,744)	(300,993)	(3,619)
Adjustments for non-cash and non-operating items	271,805	294,063	3,535
Change in working capital	(1,464,260)	(1,235,817)	(14,855)
Direct taxes paid (net of refunds)	(82,762)	(116,743)	(1,403)
Net cash flows from/(used in) operating activities	(1,539,961)	(1,359,489)	(16,343)
Net cash flows (used in) investing activities	79,852	(2,924,028)	(35,149)
Net cash flows (used in) financing activities	1,281,405	5,413,590	65,075
Net decrease in cash and cash equivalents	(178,704)	1,130,072	13,584
Cash and cash equivalents at the beginning of the period	800,282	503,601	6,054
Effect of exchange differences on cash and cash equivalents	51,689	(7,303)	(88)
Cash and cash equivalents at the end of the period	673,267	1,626,370	19,550

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the Nine months ended December 31,
(In thousands except percentages)	2022	2023	2022	2023
Quantitative details *
Air Passengers Booked	1,320	1,659	3,876	5,144
Stand-alone Hotel Room Nights Booked	398	362	1,328	1,293
Packages Passengers Travelled	6	7	16	18
Gross Bookings
Air Ticketing	13,247,885	16,096,263	41,286,219	47,791,927
Hotels and Packages	1,918,879	1,992,602	6,070,671	6,580,601
Other Services	637,154	542,906	2,207,892	1,613,891
Total	15,803,918	18,631,771	49,564,782	55,986,419
Adjusted Margin
Adjusted Margin - Air Ticketing	1,011,065	1,114,395	2,875,687	3,291,703
Adjusted Margin - Hotels and Packages	254,181	264,129	797,542	850,021
Adjusted Margin - Other Services	47,070	69,938	139,560	152,227
Others (Including Other Income)	132,187	180,593	445,499	503,695

Adjusted Margin %**
Air Ticketing	7.6%	6.9%	7.0%	6.9%
Hotels and Packages	13.2%	13.3%	13.1%	12.9%
Other Services	7.4%	12.9%	6.3%	9.4%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.